Contact

www.linkedin.com/in/tyler-honaker-b8a95a33 (LinkedIn)

Top Skills

SEC Financial Reporting
US GAAP
Internal Controls

Languages

English (Native or Bilingual)
German (Elementary)

Certifications

Certified Public Accountant

Tyler Honaker

Founder at Root Systems, LLC (Finance/Accounting Consulting Group)
Santa Monica, California, United States

Summary

A versatile and balanced financial leader from Big 4 public accounting to start up financial management. The foundation of accounting meshed with operational FP&A provides for a well-rounded approach towards financial reporting. Led a cash to accrual conversion and exposure to franchising, subscription, and e-commerce revenue models. Extensive experience with cash flow forecasting/management in high pressure environments. A true passion for start-up consulting providing financial modeling and operational forecasting services.

Experience

Root Systems, LLC
Founder
January 2019 - Present (5 years 3 months)
Los Angeles + Globally Remote

Root Systems, LLC is a consulting group focused on accounting/finance and operational needs of growing organizations. We provide solutions and execution for the following:
- Accounting software implementation
- Revenue recognition guidance and implementation
- Close The Books processes and execution
- Financial modeling
- Financial forecast & budgeting tools and implementation
- Cashflow forecasting
- Fundraising support and prep
- Audit/due diligence support and prep
- Inventory demand forecasting
- Supply chain management
- KPI development and tracking
- Internal controls and online fraud management

Bkstg + Endeavor Experiences
Finance Director
October 2016 - July 2019 (2 years 10 months)
Greater Los Angeles Area

- Managing Finance and Accounting functions for 3 entities that roll up to our subsidiary level, reporting to the President
- Developed, trained, and implemented detailed operational financial forecast with monthly reporting package
- Build financial models for business units to be used for fundraising, 3 year strategic planning, and new business opportunities
- Create and present PowerPoint decks to inform CFO on operations, strategy, and results of our entity
- Took over the finance/accounting team management (2 direct reports, VP of Finance and Client Settlement Manager) of partner company
- Work directly with corporate accounting on purchase accounting entries and SAP trial balance uploads

- Lead Finance function through the acquisition of our company by WME with buy side due diligence performed by Big 4 M&A team
- Built consolidated financial model for multiple business units from the ground up that is used for operational and investment purposes
- Built detailed cash forecast based on global touring schedules of multiple artists settling in multiple currencies
- Revamped financial reporting and revenue recognition processes to ensure GAAP compliance and transparency to executive team
- Synthesized large amounts of customer data to develop internal KPI dashboard and for target acquisition analysis
- Prepared and presented monthly, quarterly, and annual financial reporting packages to internal executive team and external investor groups
- Owned the entire finance/accounting process from journal entries to forecasting and managing external tax team for quarterly and annual filings

ScoreBig, Inc.
Senior Manager - Finance & Accounting
January 2016 - October 2016 (10 months)
Los Angeles, California

- Managed/maintained company financial model and performed monthly budget to actual analysis and presentation

• Integral part of the financial due diligence team for fundraising efforts responsible for:
o Financial model to GL reconciliations
o Financial model scenario analysis
o Trend analysis and presentation of key financial metrics to external parties
o Organizing and managing data rooms
• Built and maintained detailed daily cash flow forecast encompassing all inflows and outflows of operations reviewing daily with VP of Finance and Chief Revenue Officer
• Collaborated with department heads on a weekly basis to synthesize key updates to be presented to executive team
• Managed/maintained company KPI database providing weekly reports and analysis of metrics to executive team
• Managed settlement team of 2 to perform the entire accounting and payroll function of the organization
• Managed multiple external financial consultants to assist on special projects related to financial diligence efforts

SnackNation
Director of Finance
March 2013 - February 2016 (3 years)
Culver City, California

• Owned and managed QuickBooks based consolidating entity (4) financial reporting process
• Integral role in the development of assumptions and framework utilized in financial model & forecast
• Monthly 'actual' updates to forecast with variance analysis performed over all significant fluctuations
• Lead accounting principle change (cash to accrual) while conforming to current US GAAP revenue recognition rules
• Maintained weekly financial KPIs and generated Ad-Hoc reporting for executive management and investors
• Generated and presented financial sections of monthly investor presentations
• California sales/use tax calculation and quarterly reporting to BOE
• Lead successful audits per franchise regulation and due diligence efforts for outside investment
• Interviewed, hired, trained, managed, and developed staff accountant
• Lead the HR function with duties of onboarding, off-boarding, benefit management, payroll, and compliance

KPMG
Senior Audit Associate
November 2010 - March 2013 (2 years 5 months)

• Performed audit procedures over financial statements in accordance with US GAAP, SEC, and PCAOB regulations
• Acted as lead senior on global engagement serving as the primary contact for clients and coordinating activities to facilitate a successful audit
• Assessed the internal control environment for financial statement risk and ensured compliance with Sarbanes Oxley Act
• Worked with management based valuation and forecasts with focus on assumptions and inputs utilized and Compliance with International Financial Reporting Standards
• Reviewed and provided feedback for work performed by staff and interns
• Recruited up and coming talent to the firm
• Volunteered with non-profit organizations such as the Make-A-Wish Foundation and St. Mary's Food Bank

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Education

W. P. Carey School of Business – Arizona State University
Masters, Accounting · (2005 - 2010)